DATED MARCH 3, 2009

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-132606

STATE STREET CORPORATION

$1,500,000,000 2.150% SENIOR NOTES DUE 2012

GUARANTEED UNDER THE FDIC'S TEMPORARY LIQUIDITY GUARANTEE PROGRAM

SUBJECT	FINAL PRICING DETAILS

Issuer:	State Street Corporation

Guarantor:	The Federal Deposit Insurance Corporation (the “FDIC”)

FDIC Guarantee:	The debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Security:	2.150% Senior Notes due April 30, 2012

Expected Ratings:	Aaa / AAA (Moody’s / S&P)

Format:	SEC Registered-Registration Statement Number 333-132606

Trade Date:	March 3, 2009

Settlement Date (T+3):	March 6, 2009

Maturity Date:	April 30, 2012

Currency:	U.S. Dollars

Principal Amount:	$1,500,000,000

Price to Public (Issue Price):	99.856%

All-in-price:	99.556%

Pricing Benchmark:	UST 1.375% Notes due February 15, 2012

UST Spot (Yield):	1.318%

Spread to Benchmark:	+ 88 basis points

Yield to Maturity:	2.198%

Net Proceeds to Issuer:	$1,493,340,000

Coupon:	2.150%

Interest Payment Dates:	Interest will be paid semi-annually in arrears on April 30 and October 30 of each year, commencing on April 30, 2009 and ending on the Maturity Date

Day Count Convention:	30/360

Denominations:	Minimum denominations of $2000 with increments of $1000 thereafter

Optional Redemption:	Upon the occurrence of certain tax events

Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co. (Billing & Delivery)

Co-Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. Incorporated UBS Securities LLC

Junior Co-Managers:	Muriel Siebert & Co., Inc. The Williams Capital Group, L.P.

CUSIP:	85748KAA1

ISIN:	US85748KAA16

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 800-294-1322 or Goldman Sachs & Co. at 866-471-2526.